Exhibit (h)(30)

April 21, 2014

Goldman Sachs Trust

71 South Wacker Drive

Chicago, Illinois 60606

Re:	Waiver of Portion of Advisory Fees in Connection with Investments in Goldman Sachs DCS Cayman Commodity Fund Ltd.

Dear Sir or Madam:

Reference is made to the Management Agreement by and among Goldman Sachs Asset Management, Goldman Sachs Funds Management L.P., Goldman Sachs Asset Management International and Goldman Sachs Trust, a statutory trust organized under the laws of Delaware (the “Trust”), dated April 30, 1997 (as further amended, restated or otherwise modified from time to time, the “Management Agreement”).

Pursuant to the Management Agreement, the Trust pays, for and on behalf of the Goldman Sachs Dynamic Commodity Strategy Fund, a series thereof (the “Fund”), an investment advisory fee to Goldman Sachs Asset Management, L.P. (“GSAM”) as specified in such agreement (the “Fund Management Fee”).

The Trust, for and on behalf of the Fund, intends to invest in Goldman Sachs DCS Cayman Commodity Fund Ltd., a Cayman Islands exempted company (the “Subsidiary”) in respect of which GSAM (i) provides management services and (ii) receives a management fee (the “Subsidiary Management Fee”) pursuant to a management agreement by and between the Subsidiary and GSAM dated April 21, 2014 (as amended, restated or otherwise modified from time to time, the “Subsidiary Agreement”).

In consideration of the Subsidiary Management Fee paid by the Subsidiary in which the Trust invests for and on behalf of the Fund, and for as long as the Subsidiary Agreement remains in effect, GSAM agrees to waive irrevocably all or any portion of the Fund Management Fee that would otherwise be paid by the Trust for and on behalf of the Fund to GSAM in any period in an amount equal to the amount of the Subsidiary Management Fee, if any, actually paid by the Subsidiary to GSAM under the Subsidiary Agreement during such period.

This letter modifies the terms of the Management Agreement and to the extent of any conflict between the terms of this letter agreement and the terms of such agreement, the terms of this letter agreement will prevail. This letter agreement and the rights and obligations of the parties hereunder will be governed by, and interpreted, construed and enforced in accordance with, the laws of the State of New York without regard to the choice of law or conflicts of law principles thereof that would result in the application of the law of any other jurisdiction.

Please confirm your understanding of and agreement with the subject matter herein by returning an originally executed copy of this letter agreement to the address first written above.

Very truly yours,

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Ernest Gong
Name:	Ernest Gong
Title:	Managing Director

ACKNOWLEDGED AND AGREED

GOLDMAN SACHS TRUST, for and on behalf of
GOLDMAN SACHS DYNAMIC COMMODITY STRATEGY FUND, a series thereof

By:	/s/ Scott McHugh
Name:	Scott McHugh
Title:	Treasurer, Principal Financial Officer and Senior Vice President